Exhibit 99.1


Blackstone Capital Partners offers to acquire Celanese for EUR 3.1 billion

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.
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Kronberg, Germany - (CZZ: FSE; CZ: NYSE)- Blackstone Capital Partners today announced its intention to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of EUR 32.50 per share. Subject to review of the formal tender offer document, the Celanese AG Board of Management supports this offer.

Blackstone's offer represents a premium of 13 percent over the three month weighted average closing share price. At the offer price, Celanese's equity is valued at EUR 1,614 million, based on 49.67 million shares outstanding including the dilutive effect of stock options. Considering EUR 446 million net financial debt and EUR 1,039 million pension, retiree medical and related obligations as of September 30, 2003, the proposal values Celanese at EUR 3,099 million.

The largest shareholder holding approximately 29 percent of outstanding shares, Kuwait Petroleum Corporation, declared today that it will accept the offer and tender its shares. The proposed offer is subject to regulatory approvals and other mostly customary conditions such as a minimum acceptance of 85 percent of the outstanding shares and the absence of any material adverse change with respect to Celanese.

Holders of Celanese shares should read the reasoned opinions (begrundete Stellungnahmen) to be prepared by the management board and the supervisory board in accordance with the German Securities Acquisition and Takeover Act and Celanese's solicitation/recommendation statement on Schedule 14D-9 when they become available, because such documents will contain important information about the public tender offer. Investors will be able to obtain for free the reasoned opinions (begrundete Stellungnahmen) and the solicitation/ recommendation statement on Schedule 14D-9 and other documents filed at the U.S. Securities and Exchange Commission at the Commission's website http://www.sec.gov. Copies of the reasoned opinions (begrundete Stellungnahmen) and the Schedule 14D-9 will also be available for free from Celanese.


end of ad-hoc-announcement (c)DGAP 16.12.2003

Issuer's information/explanatory remarks concerning this ad-hoc-announcement:

Contact - Media Relations:
Michael Kraft, Tel. +49 (0)69 305 14072
Phillip Elliott, Tel. +49 (0)69 305 33480

Contact - Investor Relations:

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Todd Elliott, Tel. +49 (0)69 305 83199
Oliver Stratmann, Tel. +49 (0)69 305 4139
Andrea Stine (USA), Tel. +1 908 522 7784

More information about Celanese is available on the internet under http://www.celanese.com